# The Cookie Department, Inc.
## Consolidated Statements of Assets, Liabilities and Equity
### 2018 and 2019

|  |  | 2018 | 2019 |
|---|---|---|---|
| **ASSETS** |  |  |  |
| **Current Assets** |  |  |  |
| Bank Accounts | $ | 73,810.68 | 14,023.77 |
| Accounts Receivable | $ | 46,554.32 | 55,738.75 |
| Total Inventory Asset | $ | 25,008.66 | 14,094.93 |
| Undeposited Funds | $ | 630.51 | 1,042.86 |
| **Total Current Assets** | $ | **146,004.17** | **84,900.31** |
| **Fixed Assets** |  |  |  |
| Fixed Assets (Net of Depreciation) | $ | 5,846.72 | 4,729.82 |
| **Total Fixed Assets** |  | **5,846.72** | **4,729.82** |
| **Other Assets** |  |  |  |
| Deposits & Amortization | $ | (3,531.89) | (3,531.89) |
| Loan to Shareholder - AR | $ | 62,117.00 | 62,821.00 |
| **Total Other Assets** | $ | **58,585.11** | **59,289.11** |
| **TOTAL ASSETS** | $ | **210,436.00** | **148,919.24** |

# The Cookie Department, Inc.
## Consolidated Statements of Assets, Liabilities and Equity
### 2018 and 2019

**LIABILITIES AND EQUITY**
**Liabilities**
**Current Liabilities**

| | | | |
|---|---|---|---|
| Accounts Payable | $ | 27,195.73 | 12,180.57 |
| Total Credit Cards | $ | 41,890.98 | 47,165.82 |
| Total Other Current Liabilities | $ | 33,125.69 | 37,926.33 |
| **Total Current Liabilities** | $ | 102,212.40 | 97,272.72 |
| **Long-Term Liabilities** | | | |
| Convertible Notes | $ | 295,784.61 | 325,571.09 |
| Other Long-Term Liabilities | $ | 37,307.30 | 23,976.45 |
| **Total Long-Term Liabilities** | $ | 333,091.91 | 349,547.54 |
| **Total Liabilities** | $ | 435,304.31 | 446,820.26 |
| | | | |
| **Equity** | | | |
| Adjustment to Shareholder Equity | $ | (53,831.81) | (76,636.16) |
| Total Capital Stock | $ | 27,500.00 | 27,500.00 |
| Opening Balance Equity {3} | $ | 37,500.20 | 37,500.20 |
| Retained Earnings | $ | (140,745.24) | (236,036.70) |
| Net Income | $ | (95,291.46) | (50,228.36) |
| **Total Equity** | $ | (224,868.31) | (297,901.02) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 210,436.00 | 148,919.24 |

# The Cookie Department, Inc.
## Consolidated Statements of Revenues and Expenses
### 2018 and 2019

|  |  | 2018 | 2019 |
|---|---|---|---|
| Income |  |  |  |
| Total Income | $ | 343,692.72 | 242,343.82 |
| Total Cost of Goods Sold | $ | 232,977.13 | 178,020.54 |
| **Gross Profit** | **$** | **110,715.59** | **64,323.28** |
|  |  |  |  |
| **Expenses** |  |  |  |
| Depreciation Expense | $ | 590.21 | 1,136.88 |
| Total Operating Expenses | $ | 182,114.82 | 100,519.25 |
| Total Taxes Paid | $ | 800.00 | 1,364.97 |
| **Total Expenses** | **$** | **185,770.46** | **103,021.10** |
| **Net Operating Income** | **$** | **(75,054.87)** | **(38,697.82)** |
|  |  |  |  |
| **Other Income and Expenses** |  |  |  |
| Other Income | $ | 83.75 | 0.09 |
| Other Expenses | $ | 20,320.34 | 11,530.63 |
| **Net Other Income** | **$** | **(20,236.59)** | **(11,530.54)** |
| **Net Income** | **$** | **(95,291.46)** | **(50,228.36)** |

# The Cookie Department, Inc.
## Statement of Cash Flows
### 2018 and 2019

| | | 2018 | 2019 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| **Net Income** | $ | **(95,291.46)** | **(50,228.36)** |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | | | |
| Accounts Receivable | $ | 41,449.67 | (9,184.43) |
| Inventory Asset | $ | (9,104.60) | 174.25 |
| Inventory Asset:Finished Product On Hand | $ | 593.16 | 5,212.70 |
| Inventory Asset:Packaging Inventory | $ | (8,390.88) | 5,526.78 |
| Prepaid Creative Services | $ | 8,013.49 | 0.00 |
| Accumulated Depreciation | $ | 590.21 | 1,136.88 |
| Accounts Payable | $ | (19,802.67) | (15,015.16) |
| American Express -71004 | $ | 2,989.04 | (740.50) |
| Best Buy Credit Card 8827 | $ | (478.67) | 17.98 |
| Capital One Credit Card | $ | (716.00) | 716.00 |
| Chase Credit Card 2850 | $ | 250.23 | 422.93 |
| US Bank Credit Card 5090 | $ | 4,509.52 | 5,530.47 |
| Wells Fargo Business Card 4862 | $ | 1,920.27 | (672.04) |
| Fundbox Invoice Advances | $ | 0.00 | 7,444.50 |
| Loan Payable - Bob Grossman | $ | (5,000.00) | (2,400.00) |
| Payroll Liabilities | $ | 0.00 | 70.41 |
| Payroll Liabilities:State | $ | 0.00 | (314.27) |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | $ | **16,822.77** | **(2,073.50)** |
| **Net cash provided by operating activities** | $ | **(78,468.69)** | **(52,301.86)** |
| | | | |
| **INVESTING ACTIVITIES** | | | |
| Computers & Equipment | $ | 0.00 | (19.98) |
| Printing Plates | $ | (3,750.00) | 0.00 |
| Loan to Shareholder - AR | $ | 861.00 | (704.00) |
| **Net cash provided by investing activities** | $ | **(2,889.00)** | **(723.98)** |
| | | | |
| **FINANCING ACTIVITIES** | | | |
| Convertible Notes | | 78,925.81 | 29,786.48 |
| Irene Unterberger Website Development Loan | $ | (3,999.96) | (3,000.05) |
| Loan Payable - Pam Marcus | $ | (1,000.00) | 0.00 |
| Micro Loan - OBDC | $ | (8,647.57) | (10,330.80) |
| Adjustment to Shareholder Equity | $ | 43,447.42 | (22,804.35) |
| **Net cash provided by financing activities** | $ | **108,725.70** | **(6,348.72)** |
| **Net cash increase for period** | $ | **27,368.01** | **(59,374.56)** |

**The Cookie Department, Inc**

**Notes to Consolidated Financial Statements**

**December 31, 2019**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The accompanying financial statements have been prepared in accordance with the Financial Reporting Framework for Small- and Medium-Sized Entities issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations. This special purpose framework, unlike U.S. GAAP, does not require the recognition of deferred taxes. We have chosen the option to recognize only current income tax assets and liabilities.

### Nature of Operations

The Cookie Department, Inc is engaged in the development, manufacturing, and distribution of fully functional cookies across the United States.

### Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows all liquid bank checking and savings are reported.

### Accounts Receivable

Accounts receivable from providing product are based on invoiced prices. Normal invoices are due 15 days after the issuance of the invoice though concessions are made with larger distributors to extend the due date. Delinquent receivables are written off in rare circumstances such as bankruptcy.

### Inventory

Inventory consisting of film, packaging, and finished product is stated at the lower of cost (FIFO method) or net realizable value.

### Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range 3 to 7 years. Expenditures for repairs and maintenance are charged to the proper expense account as incurred.

## 2. ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable.

|  | 2018 | 2019 |
|---|---|---|
| Accounts Receivable | $ 46,554.32 | 55,738.75 |

## 3. PROPERTY AND EQUIPMENT

**Fixed Assets**

The following is a summary of fixed assets.

|  | 2018 | 2019 |
|---|---|---|
| **Fixed Assets** |  |  |
| Accumulated Depreciation | (1,313.86) | (2,450.74) |
| Computers & Equipment | 3,410.58 | 3,430.56 |
| Furniture and Fixtures | 0.00 | 0.00 |
| Packaging Equipment | 0.00 | 0.00 |
| Printing Plates | 3,750.00 | 3,750.00 |
| **Total Fixed Assets** | **5,846.72** | **4,729.82** |

**Other Assets**

The following is a summary of other assets.

|  |  | 2018 | 2019 |
|---|---|---|---|
| **Other Assets** |  |  |  |
| Deposits & Amortization |  |  |  |
| Accumulated Amortization |  | (8,013.49) | (8,013.49) |
| Deposit - Gas & Cylinders |  | 360.43 | 360.43 |
| Deposit - Packing  Machine |  | 3,621.17 | 3,621.17 |
| Deposit - Rent |  | 500.00 | 500.00 |
| Loan to Shareholder - AR | $ | 62,117.00 | 62,821.00 |
| **Total Other Assets** | **$** | **58,585.11** | **59,289.11** |

The loan to shareholder account is the net of funds loaned to the shareholder, expenses deemed to be non-business related, and COGS adjustments that the shareholder wished to take on.

## 4. FINANCING ACTIVITIES

### Credit Cards

The following is a summary of all credit cards.

| | | 2018 | 2019 |
|---|---|---|---|
| **Credit Cards** | | | |
| American Express -71004 | | **6,545.64** | **5,805.14** |
| Best Buy Credit Card 8827 | | 1,058.30 | 1,076.28 |
| Capital One Credit Card | | (716.00) | 0.00 |
| Chase Credit Card 2850 | | 23,646.26 | 24,069.19 |
| US Bank Credit Card 5090 | | 5,055.47 | 10,585.94 |
| Wells Fargo Business Card 4862 | | 6,301.31 | 5,629.27 |
| **Total Credit Cards** | $ | **41,890.98** | **47,165.82** |

### Other Current Liabilities

The following is a summary of other current liabilities.

| | | 2018 | 2019 |
|---|---|---|---|
| **Other Current Liabilities** | | | |
| Fundbox Invoice Advances | | 0.00 | 7,444.50 |
| Loan Payables | | 33,366.00 | 30,966.00 |
| Payroll Liabilities | $ | (240.31) | (484.17) |
| **Total Other Current Liabilities** | $ | **33,125.69** | **37,926.33** |

### Convertible Notes

The following is a summary of convertible notes.

| | | 2018 | 2019 |
|---|---|---|---|
| **Convertible Notes** | | | |
| Convertible Note - Andrea Kirschner | | 16,639.73 | 16,639.73 |
| Convertible Note - Barry Labov | | 56,030.13 | 56,030.13 |
| Convertible Note - Charles Lawrence | | 10,928.77 | 10,928.77 |
| Convertible Note - Danielle Woods | | 11,043.84 | 11,043.84 |
| Convertible Note - David Ramone | | 107,413.70 | 107,413.70 |
| Convertible Note - Noah Alper | | 10,986.30 | 10,986.30 |
| Convertible Note - Renae Scott | | 5,463.56 | 5,463.56 |
| Convertible Note - Wilson Tsai | | 10,978.08 | 10,978.08 |
| Convertible Note Wefunder | | 66,300.50 | 96,086.98 |
| **Total Convertible Notes** | $ | **295,784.61** | **325,571.09** |

## Other Long-Term Liabilities

The following is a summary of other long-term liabilities.

|  |  | 2018 | 2019 |
|---|---|---|---|
| **Other Long-Term Liabilities** |  |  |  |
| Irene Unterberger |  | 3,000.05 | 3,000.05 |
| Loan Payable - Pam Marcus |  | 18,475.00 | 18,475.00 |
| Micro Loan - OBDC |  | 15,832.25 | 5,501.45 |
| **Total Other Long-Term Liabilities** | $ | **37,307.30** | **26,976.50** |

## Adjustment to Shareholder Equity

|  |  | 2018 | 2019 |
|---|---|---|---|
| **Adjustment to Shareholder Equity** | $ | **(53,831.81)** | **(76,636.16)** |

The accumulated adjustment made to shareholder equity is the result of an automated adjustment put into the books by QuickBooks when the use of their inventory system was discontinued. The $76,636.16 is the net of price and cost adjustments made to the products list, which impacted all years rather than only the current, and the removal of discontinued products from the products list. New inventory systems, which better fit the needs of the company, are now in place.

## Other Income and Expense

The following is a summary of other income and expense.

|  |  | 2018 | 2019 |
|---|---|---|---|
| **Other Income and Expenses** |  |  |  |
| Cash Back Rewards |  | 78.06 | 0.00 |
| Interest Income |  | 5.69 | 0.09 |
| Interest Expense |  | (20,320.34) | (11,530.63) |
| **Total Other Income and Expenses** | $ | **(20,236.59)** | **(11,530.54)** |